UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of March 2011
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐           No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐           No ☑

     Effective March 1, 2011, Telvent GIT, S.A. (the “Company”) appointed Mr. Ronald J. Sznaider as Executive Vice President, Environment and Mr. Cristóbal Ramos as President, Environment.
     Mr. Sznaider is a graduate of the University of Wisconsin-Madison with a B.S. degree in Atmospheric Sciences, with graduate studies at the Naval Postgraduate School in Monterey, California and the University of St. Thomas in Minneapolis, Minnesota. Mr. Sznaider has over 30 years of professional experience in the environment business, has developed several technology patents, and has served in various management capacities within different organizations. Currently, Mr. Sznaider is the General Manager of Telvent DTN Weather. Prior to being appointed General Manager in 2010, Mr. Sznaider served as the Vice President of Telvent DTN Weather from 2009. In addition, Mr. Sznaider served as Vice President of DTN Meteorlogix from 2000 until 2009 and Vice President of Kavouras Incorporated from 1998 until 2000.
     Prior to his appointment as President of Environment, Mr. Ramos, served as Executive Vice President, Environment. Mr. Ramos also served as the Company’s Environment Operations Vice President from 2007 through May 5, 2009. Mr. Ramos joined the Company in 1988 as a software engineer. Since 1990, he worked as a Project Leader and Project Manager in the Company’s SCADA software/systems development projects. Mr. Ramos became Manager of the Meteorology Department within Telvent Energy and Environment in 1998 and was named Director of the Environment Division in 2003. Mr. Ramos holds a degree in Industrial Engineering from Seville University, Spain. He also holds an MBA from the Instituto San Telmo in Seville, Spain.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio González
	Name:	Ignacio González
	Title:	Chief Executive Officer

Date: March 22, 2011